Exhibit 99.1

BioNTech SE Shareholders Approve All Agenda Items at the Annual General Meeting 2026

MAINZ, Germany, May 15, 2026 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) held its Annual General Meeting (“AGM”) today. A total of 92 per cent of the share capital was represented at the virtual assembly. All resolutions proposed on the agenda items put to the vote at today’s AGM were approved by a majority of the shareholders.

BioNTech is strengthening its focus on the Company’s growing late-stage oncology pipeline, while continuing its discovery and early research aimed at long-term innovation. Consequently, the Company's shareholders approved expanding the Supervisory Board from six to eight members and adding additional expertise: Prof. Iris Löw-Friedrich, M.D., Ph.D., and Susanne Schaffert, Ph.D., were elected as new members of the Supervisory Board.

Iris Löw-Friedrich has many years of expertise in the field of clinical development and broad experience in the scientific and medical fields. She also possesses knowledge in the areas of sales and commercialization, management, innovation, and international markets relevant to the Company.
She is an experienced Supervisory Board member and adjunct professor of internal medicine at the faculty of medicine at Goethe University in Frankfurt am Main, Germany.

Susanne Schaffert is a member of supervisory boards in the healthcare sector, including that of Merck KGaA. She possesses particular expertise in the field of oncology as well as in sales and commercialization with a focus on product launches. Her knowledge spans innovation, research and development, and organizational leadership and management.

Additionally, shareholders approved the extension of the mandates of BioNTech’s Supervisory Board members Helmut Jeggle, Prof. Anja Morawietz, Ph.D., and Prof. Rudolf Staudigl, Ph.D.

At a meeting held following the AGM, the Supervisory Board elected Helmut Jeggle as its Chairman.

The voting results for all agenda items can be viewed on the Annual General Meeting 2026 website under the section ‘Voting Results’. The speeches by Chief Executive Officer Prof. Ugur Sahin, M.D., Chief Financial Officer Ramón Zapata and the slides presented at the AGM 2026 can be found in section ‘Speeches and Presentations’ under the same link.

About BioNTech
BioNTech is a global next generation biopharmaceutical company pioneering novel investigative therapies for cancer and other serious diseases. In oncology, BioNTech is committed to transforming how cancer is treated. Its ambition is to develop innovative medicines with pan-tumor or synergistic potential to address cancer from multiple angles and across the full continuum of the disease from early- to late-stage. Its growing late-stage oncology pipeline comprises complementary treatment approaches spanning immunomodulators, antibody drug conjugates, and mRNA cancer immunotherapies. BioNTech has partnered with multiple global and specialized pharmaceutical collaborators leveraging complementary expertise and resources to accelerate innovation and drive progress, including Bristol Myers Squibb, Duality Biologics, Genentech, a member of the Roche Group, Genmab, MediLink, OncoC4, and Pfizer.

For more information, please visit www.BioNTech.com.

BioNTech Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning the potential benefits of appointed Supervisory Board members. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2026, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Investor Relations
Douglas Maffei, PhD
Investors@biontech.de

Media Relations
Jasmina Alatovic
Media@biontech.de
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